EPWK Holdings Ltd.

September 30, 2025

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rebekah Reed, Dietrich King

Re:	EPWK Holdings Ltd.
Registration Statement on Form F-1, as amended
Initially Filed on September 16, 2025
File No. 333-290300

Dear Ms. Rebekah Reed, Mr. Dietrich King:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, EPWK Holdings Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as practicable.

Very truly yours,

EPWK Holdings Ltd.

By:	/s/ Guohua Huang
	Name:	Guohua Huang
	Title:	Chief Executive Officer